Pitch Aeronautics Inc.

ANNUAL REPORT

6323 S. Federal Way

Boise, ID 83716

(303) 710-5570

www.pitchaero.com

This Annual Report is dated April 25, 2023.

BUSINESS

Pitch Aeronautics Inc. ("Pitch Aeronautics" "Pitch" or the "Company") develops and builds precise drones for up-close and touch-based inspection of industrial assets. Our patented technology leverages a novel propulsion device that generates and directs thrust faster than traditional propellers, enabling extreme precision and responsiveness to wind and other environmental disturbances. This enables our drone to perform up-close inspections of sensitive infrastructure where traditional drones cannot fly.

Pitch Aeronautics has developed and built a prototype drone, "Astria" which is currently undergoing flight testing. Additionally, the company has developed initial sensor payload prototypes for use on the drone platform. All products are currently in the prototype phase. Pitch Aeronautics has submitted two non-provisional patents to the USPTO to protect key intellectual property. Both patents have been awarded and are owned by Pitch Aeronautics Inc.

Our company's target customer is inspection service providers and infrastructure asset owners. Pitch will leverage a recurring revenue business model by leasing drones via monthly subscription service to customers. Additionally, Pitch will generate revenue by offering inspection services and selling drones and drone payloads.

Pitch Aeronautics Inc. was initially organized as Pitch Aeronautics LLC, an Indiana limited liability company on February 10, 2016, converted to an Idaho limited liability company on April

1, 2019, and converted to a Delaware corporation on February 28, 2022.

Previous Offerings

Type of security sold: Common Stock

Final amount sold: $397,511.61

Use of proceeds: Company operating costs

Date: November 28, 2022

Type of security sold: LLC Units of Membership Interest

Final amount sold: $15,000.00

Use of proceeds: Company operating expenses

Date: January 23, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: LLC Units of Membership Interest

Final amount sold: $5,000.00

Use of proceeds: Company operating expenses

Date: April 15, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: LLC Units of Membership Interest

Final amount sold: $10,000.00

Use of proceeds: Company operating expenses

Date: January 03, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: LLC Units of Membership Interest (for founders)

Final amount sold: $200.00

Use of proceeds: Company operating expenses

Date: February 11, 2016

Offering exemption relied upon: Rule 701

Type of security sold: Debt

Final amount sold: $18,043.00

Use of proceeds: Company operating costs

Date: Jan 18, 2022

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2022 was $4,000, which was an increase compared to fiscal year 2020 revenue of $0. The increase in revenue was due to Pitch Aeronautics being selected as the winner of a startup Pitch competition. Our company has not yet initiated sales of our drone, sensors or inspection services as we are currently in the product development phase.
Cost of sales
Cost of sales in fiscal year 2022 was $0 which is no change from $0 in fiscal year 2021. Our company has not yet initiated sales of our drone, sensors or inspection services as we are currently in the product development phase.
Gross margins
Fiscal year 2022 gross profit was $4,000, an increase from $0 in 2021. As stated above, the increase in gross revenue was due to Pitch Aeronautics being selected as the winner of a startup Pitch competition. Our company has not yet initiated sales of our drone, sensors or inspection services as we are currently in the product development phase.
Expenses
The Company's expenses consist of, among other things, personnel expenses, professional services, advertising and marketing, software modeling subscriptions, legal patent fees, office supplies, and material for research and development. Total operating expenses in fiscal year 2022 were $109,333 compared to $6,523 in fiscal year 2021. The increase in expenses is driven

by hiring of our first three full-time employees, legal fees, and advertising and marketing for Pitch's crowdfunding campaign during 2022.
• Historical results and cash flows:
Historical financial results for Pitch Aeronautics over the past two fiscal years are not representative of what investors should expect in the future. As Pitch Aeronautics prepares to bring its first products to market, investors should expect changes in revenues and expenses. Pitch has not attempted to actively sell its products or services as it is currently in the development and prototyping phase and therefore the revenue, expenses, and cash flow to-date are not representative of what investors can expect in the future. In the Spring of 2023, Pitch Aeronautics was awarded a Phase 1 SBIR from the USDA which will increase revenue beginning in the summer of 2023 once the period of performance commences.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $231,427.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Ian Gibson
Amount Owed: $7,600.00
Interest Rate: 0.0%
Maturity Date: No set date

Creditor: Zachary Adams
Amount Owed: $10,443.00
Interest Rate: 0.0%
Maturity Date: No set date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Bennet
David Bennett's current primary role is with Applied Science and Technologies Incorporated.
David Bennett currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: February, 2022 - Present
Responsibilities: Set strategic direction of company. Vote on important company matters and provide strategic oversight. To-date, Mr. Bennett has not drawn a salary nor received equity compensation.

Other business experience in the past three years:
Employer: Applied Science and Technologies Incorporated
Title: President and CEO
Dates of Service: April, 2015 - Present

Responsibilities: Manage strategic direction and operations for company.

Name: Ian Gibson
Ian Gibson's current primary role is with Skyward Federal. Ian Gibson currently services 15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: President and Co-Founder
Dates of Service: February, 2016 - Present
Responsibilities: Responsible for establishing company's goals and strategies and presiding over operations. Oversees budgets and ensures resources are properly allocated. To-date, Mr. Gibson has not drawn a salary. As co-founder, Mr. Gibson owns 46% of the company.

Position: Director
Dates of Service: February, 2022 - Present
Responsibilities: Set strategic direction of company. Vote on important company matters and provide strategic oversight. To-date, Mr. Gibson has not drawn a salary. As co-founder, Mr. Gibson owns 46% of the company.

Other business experience in the past three years:
Employer: Pitch Aeronautics LLC
Title: Chief Financial Officer
Dates of Service: February, 2019 - December, 2019
Responsibilities: Responsible for managing the financial actions of the company. Including tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:
Employer: United States Air Force
Title: Program Manager
Dates of Service: July, 2015 - September, 2020
Responsibilities: Manage development and acquisition of cutting edge technology for U.S. Air Force.

Other business experience in the past three years:
Employer: Skyward Federal
Title: Program Manager
Dates of Service: August, 2020 - Present
Responsibilities: Manage software development program.

Name: Zachary Adams

Zachary Adams's current primary role is with Pitch Aeronautics Inc. Zachary Adams currently serves 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: December, 2019 - Present
Responsibilities: Provides leadership for all aspects of the company's operations, resource allocation, finances, and strategic direction. Dr. Adams annual salary is $110,000. As co-founder, Dr. Adams owns 46% of the company.

Position: Chief Technology Officer
Dates of Service: February, 2016 - Present
Responsibilities: Manages technical direction for company. Owner of product strategy and development. Oversees engineering teams. Dr. Adams annual salary is $110,000. As co-founder, Dr. Adams owns 46% of the company.

Position: Co-Founder
Dates of Service: February, 2016 - Present
Responsibilities: Responsible for strategic direction of company. Manages investor relations. Dr. Adams annual salary is $110,000. As co-founder, Dr. Adams owns 46% of the company.

Position: Secretary
Dates of Service: February, 2022 - Present
Responsibilities: Maintain business records and meeting minutes. Dr. Adams annual salary is $110,000. As co-founder, Dr. Adams owns 46% of the company.

Position: Director
Dates of Service: February, 2022 - Present
Responsibilities: Set the strategic direction of the company. Vote on important company matters and provide strategic oversight. To date, Dr. Adams has not drawn a salary. Dr. Adams annual salary is $110,000. As co-founder, Dr. Adams owns 46% of the company.

Other business experience in the past three years:
Employer: United States Air Force
Title: Pilot
Dates of Service: May, 2013 - September, 2022
Responsibilities: Responsible for safety and operations of USAF aircraft.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with

respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ian Gibson
Amount and nature of Beneficial ownership: 2,703,366
Percent of class: 46

Title of class: Common Stock
Stockholder Name: Zachary Adams
Amount and nature of Beneficial ownership: 2,703,366
Percent of class: 46

RELATED PARTY TRANSACTIONS

Name of Entity: Zachary Adams
Relationship to Company: Director
Nature / amount of interest in the transaction: Zachary Adams has provided loans to Pitch Aeronautics in the total amount of $10,443.
Material Terms: The loans are at 0% interest. There are no other material terms.

Name of Entity: Ian Gibson
Relationship to Company: Director
Nature / amount of interest in the transaction: Ian Gibson has provided loans to Pitch Aeronautics in the amount of $7,600.
Material Terms: The loans are at 0% interest. There are no other material terms of the loans.

Name of Entity: Brenda Adams
Relationship to Company: Family member
Nature / amount of interest in the transaction: Brenda Adams is Zachary Adams' mother. She has made capital contributions to Pitch Aeronautics in the amount of $10,000. Brenda also invested in Pitch Aeronautics' 2022 StartEngine RegCF campaign and invested $777.
Material Terms: In exchange for Brenda Adams' investments, Pitch Aeronautics has granted her 31,671 shares in the company.

Name of Entity: Melva C. Adams Trust Dated October 25, 1995
Names of 20% owners: Melva Adams-Leblanc
Relationship to Company: Family member
Nature / amount of interest in the transaction: Melva Adams Leblanc is Zachary Adams' grandmother. Her trust has made capital contributions to Pitch Aeronautics in the amount of $20,000.
Material Terms: In exchange for this investment, Pitch Aeronautics has granted her 62,180 shares in the company.

OUR SECURITIES

The total number of shares of Common Stock the Company has authority to issue is 15,000,000 shares, with par value of $0.0000001 per share. As of December 31, 2022, 5,764,914 shares of common stock were outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our

product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-

allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Astria drone. Delays or cost overruns in the development of our Astria drone and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in offerings to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Offerings involve “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Pitch Aeronautics Inc. was formed on February 28, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pitch Aeronautics has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that the Astria drone is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have patents that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in offerings may include investments from officers and directors of the company or their immediate family members. Officers and directors (and immediate family

members) of the company may make investments in Pitch offerings. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

Pitch Aeronautics Inc.

By /s/ Zachary Adams

Name: Pitch Aeronautics Inc.

Title: CEO, CTO, Director, Secretary, Co-Founder

Exhibit A

FINANCIAL STATEMENTS

I, Zachary Adams, the Chief Executive Officer of Pitch Aeronautics Inc., hereby certify that the financial statements of Pitch Aeronautics Inc. and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Pitch Aeronautics Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th of April 2023.

Zachary Adams

____

_Chief Executive Officer___

_April 20, 2023____________

PITCH AERONAUTICS INC.

BALANCE SHEET
(UNAUDITED)

AS OF DECEMBER 31, 2022

	Total	Partnership 2/27/2022
ASSETS		
Current Assets		
Bank Accounts		
Checking - US Bank (Pitch Aero Inc.)	231,427.36	8,348.61
Total Bank Accounts	231,427.36	8,348.61
Other Current Assets		
StartEngine Holdback	21,529.45	-
Total Other Current Assets	21,529.45	-
Total Current Assets	252,956.81	8,348.61
Other Assets		
Amortizable Assets	-	-
Accumulated Amortization of Other Assets	(3,400.21)	-1,983.31
Patents, copyrights, & franchises	17,003.13	17,003.13
Total Amortizable Assets	13,602.92	15,019.82
Total Other Assets	13,602.92	15,019.82
TOTAL ASSETS	266,559.73	23,368.43
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit Card - Ian	(24.02)	-
Credit Card - Zach	24,527.31	-
Total Credit Cards	24,503.29	-
Other Current Liabilities		
Employee Health & Benefit Premiums Payable	1,303.80	-
Short-term loans from shareholders	-	-
Short-term loans - Ian Gibson	7,600.00	7,600.00
Short-term loans - Zach Adams	10,443.00	10,443.00
Total Short-term loans from shareholders	18,043.00	18,043.00
Total Other Current Liabilities	19,346.80	18,043.00
Total Current Liabilities	43,850.09	18,043.00
Total Liabilities	43,850.09	18,043.00
Equity		
Additional paid in capital	317,638.83	17,429.74
Net Income	(94,929.19)	(12,104.31)
Total Equity	222,709.64	5,325.43
TOTAL LIABILITIES AND EQUITY	266,559.73	23,368.43

PITCH AERONAUTICS INC.

INCOME STATEMENT
(UNAUDITED)

JANUARY 1, 2022 - DECEMBER 31, 2022

	Total	Corporation 2/28 - 12/31/22	Partnership 1/1 - 2/27/22
Income			
Sales	4,000.00	4,000.00	-
Total Income	4,000.00	4,000.00	-
Gross Profit	4,000.00	4,000.00	-
Expenses			
Advertising & marketing	6,329.77	3,338.28	2,991.49
Listing fees	350.00	350.00	-
Social media	4.87	4.87	-
Total Advertising & marketing	6,684.64	3,693.15	2,991.49
Business licenses	104.00	104.00	-
Contract labor	11,845.00	11,845.00	-
Employee benefits	-	-	-
Workers' compensation insurance	1,688.00	1,688.00	-
Total Employee benefits	1,688.00	1,688.00	-
General business expenses	6,074.00	450.00	5,624.00
Bank fees & service charges	45.68	45.68	-
Memberships & subscriptions	1,600.00	1,500.00	100.00
Total General business expenses	7,719.68	1,995.68	5,724.00
Legal & accounting services	958.00	958.00	-
Accounting fees	3,115.00	540.00	2,575.00
Legal Fees	11,013.00	11,013.00	-
Total Legal & accounting services	15,086.00	12,511.00	2,575.00
Meals	106.47	106.47	-
Office expenses	10,834.64	10,834.64	-
Office supplies	3,237.92	3,092.98	144.94
Printing & photocopying	22.78	22.78	-
Shipping & postage	82.76	82.76	-
Small tools & equipment	867.50	867.50	-
Software & apps	6,059.70	5,891.02	168.68
Total Office expenses	21,105.30	20,791.68	313.62
Payroll expenses	-	-	-
Salaries & wages	37,186.33	37,186.33	-
Total Payroll expenses	37,186.33	37,186.33	-
Rent	-	-	-
Building & land rent	1,850.00	1,850.00	-
Total Rent	1,850.00	1,850.00	-
Supplies	236.48	236.48	-
Supplies & materials	2,316.70	2,316.70	-
Total Supplies	2,553.18	2,553.18	-
Taxes paid	-	-	-
Payroll taxes	3,187.80	3,187.80	-
Total Taxes paid	3,187.80	3,187.80	-
Travel	217.20	-	217.20
Total Expenses	109,333.60	97,512.29	11,821.31
Net Operating Income	(105,333.60)	(93,512.29)	(11,821.31)
Other Expenses			
Amortization expenses	1,699.90	1,416.90	283.00
Total Other Expenses	1,699.90	1,416.90	283.00
Net Other Income	(1,699.90)	(1,416.90)	(283.00)
Net Income	(107,033.50)	(94,929.19)	(12,104.31)

PITCH AERONAUTICS INC.

STATEMENT OF CASH FLOWS
(UNAUDITED)

JANUARY 1, 2022 - DECEMBER 31, 2022

	Total	Corporation 2/28 - 12/31/22	Partnership 1/1 - 2/27/22
OPERATING ACTIVITIES			
Net Income	(107,033.50)	(94,929.19)	(12,104.31)
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-	-
StartEngine Holdback	(21,529.45)	(21,529.45)	-
Credit Card - Ian	(24.02)	(24.02)	-
Credit Card - Zach	24,527.31	24,527.31	-
Employee Health & Benefit Premiums Payable	1,303.80	1,303.80	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,277.64	4,277.64	-
Net cash provided by operating activities	(102,755.86)	(90,651.55)	(12,104.31)
INVESTING ACTIVITIES			
Amortizable Assets:Accumulated Amortization of Other Assets	1,699.90	1,416.90	283.00
Net cash provided by investing activities	1,699.90	1,416.90	283.00
FINANCING ACTIVITIES			
Additional paid in capital	312,313.40	312,313.40	-
Partner Capital Contributions	10,000.00		10,000.00
Net cash provided by financing activities	322,313.40	312,313.40	10,000.00
Net cash increase for period	221,257.44	223,078.75	(1,821.31)
Cash at beginning of period	10,169.92	8,348.61	10,169.92
Cash at end of period	231,427.36	231,427.36	8,348.61

PITCH AERONAUTICS INC.

STATEMENT OF CHANGES OF EQUITY
(UNAUDITED)

JANUARY 1, 2022 - DECEMBER 31, 2022

	Original Partnership		Common stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
December 31, 2021	-	$ 7,430	-	$ -	$ -	$ -	$ 7,430.00
Contributed capital	-	10,000	-	-	-	-	$ 10,000
Net income (loss)	-	(12,104)	-	-	-	-	$ (12,104)
February 27, 2022	-	$ 5,326	-	$ -	$ -	$ -	$ 5,326
LLC to Corporation Conversion	-	$ (5,326)	5,500,002	1	$ 5,325	-	-
Shares issued for cash	-	-	264,912	-	$ 312,313	-	$ 312,313
Net income (loss)	-	-	-	-	-	(94,929)	$ (94,929)
December 31, 2022	-	$ -	5,764,914	$ 1	$ 317,638	$ (94,929)	$ 222,710

NOTE 1 – NATURE OF OPERATIONS

Pitch Aeronautics Inc. was formed on February 28, 2022 ("Inception") in the State of Delaware. Pitch Aeronautics Inc. was initially organized as Pitch Aeronautics LLC, an Indiana limited liability company on February 10, 2016, converted to an Idaho limited liability company on April 1, 2019, and converted to a Delaware corporation on February 28, 2022. The financial statements of Pitch Aeronautics Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boise, Idaho.

Pitch Aeronautics Inc. is developing an ultra-precise drone for up-close and touch-based inspections of industrial assets. Our patented technology leverages a novel propulsion device which generates and directs thrust faster than traditional propellers, enabling extreme precision and responsiveness to wind and other environment disturbances.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale or lease of drones, drone payloads, and from providing inspection services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed in the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company borrowed money from co-founders Ian Gibson and Zachary Adams. The outstanding loan balance amount is $18,043 with no set interest rate or maturity date. Additionally the company has $24,503 in short-term credit card debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.0000001___. As of December 31, 2022 the company has currently issued _5,764,914___ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Between 2020 and 2022, the company received loans from the co-founder Ian Gibson, in the aggregate amount of $7,600. No contract was put in place. As of December 31, 2022, and December 31, 2021, the outstanding balance of this loan was $7,600 and $5,100, respectively, and the entire amount was classified as current liability.

Between 2020 and 2022, the company received loans from the co-founder, Zachary Adams, in the aggregate amount of $10,443. No contract was put in place. As of December 31, 2022, and December 31, 2021, the outstanding balance of this loan was $10,443 and $7,943, respectively and the entire amount was classified as current liability.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 19, 2023, the date these notes were prepared, February 24, 2022 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

PITCH AERONAUTICS, LLC

BALANCE SHEET
(UNAUDITED)

AS OF DECEMBER 31, 2021

As of December 31,	**2021**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ 5,170
Total current assets	**5,170**
Intangible assets	15,303
Total assets	**$ 20,473**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Shareholder Loan	$ 13,043
Total current liabilities	**13,043**
Promissory Note and Loans	-
Total liabilities	**13,043**
MEMBERS' EQUITY	
Members' equity	7,430
Total members' equity	**7,430**
Total liabilities and members' equity	**$ 20,473**

PITCH AERONAUTICS, LLC

INCOME STATEMENT
(UNAUDITED)

JANUARY 1, 2021 - DECEMBER 31, 2021

For Fiscal Year Ended December 31,		**2021**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		6,447
Sales and marketing		77
Total operating expenses		6,523
Operating income/(loss)		(6,523)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(6,523)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(6,523)**

PITCH AERONAUTICS, LLC

STATEMENT OF CASH FLOWS
(UNAUDITED)

JANUARY 1, 2021 - DECEMBER 31, 2021

For Fiscal Year Ended December 31,		2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(6,523)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangible assets		1,700
Net cash provided/(used) by operating activities		**(4,823)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible assets		(17,003)
Net cash provided/(used) in investing activities		**(17,003)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution		22,003
Borrowing on Shareholder loan		4,325
Net cash provided/(used) by financing activities		**26,328**
Change in cash		4,502
Cash—beginning of year		668
Cash—end of year	**$**	**5,170**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

PITCH AERONAUTICS, LLC

STATEMENT OF CHANGES OF EQUITY
(UNAUDITED)

JANUARY 1, 2022 - DECEMBER 31, 2022

For Fiscal Year Ended December 31,		
(in , $US)		**Members' Equity**
Balance—December 31, 2019	**$**	**36**
Capital contribution		1,000
Net income/(loss)		(9,086)
Balance—December 31, 2020	**$**	**(8,050)**
Capital contribution		22,003
Net income/(loss)		(6,523)
Balance—December 31, 2021	**$**	**7,430**

Signature Certificate

Reference number: 8AU9U-DEPRL-CZEN9-EWDA8

Signer	Timestamp	Signature
Zachary Adams Email: zachary.adams@pitchaero.com		
Sent:	21 Apr 2023 04:31:20 UTC	
Viewed:	21 Apr 2023 13:35:38 UTC	
Signed:	21 Apr 2023 13:35:50 UTC	
Recipient Verification:		IP address: 65.129.84.154
✔Email verified	21 Apr 2023 13:35:38 UTC	Location: Meridian, United States

Document completed by all parties on:

21 Apr 2023 13:35:50 UTC

CERTIFICATION

I, Zachary Adams, Principal Executive Officer of Pitch Aeronautics Inc., hereby certify that the financial statements of Pitch Aeronautics Inc. included in this Report are true and complete in all material respects.

Zachary Adams

CEO, CTO, Director, Secretary, Co-Founder